K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 27, 2018
VIA EDGAR
Ms. Rebecca Marquigny
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Life Series Funds (File Nos. 002-98409 and 811-04325)
Responses to Comments on the Registration Statement on Form N-1A
Dear Ms. Marquigny:
The following are responses to the comments that we received from you by telephone on April 12, 2018, regarding Post-Effective Amendment No. 81 to the Registration Statement on Form N-1A (“Registration Statement”) of the First Investors Life Series Funds (“Registrant”) with respect to the First Investors Life Series Balanced Income Fund (“Balanced Income Fund”), First Investors Life Series Investment Grade Fund (“Investment Grade Fund”), First Investors Life Series Limited Duration Bond Fund (“Limited Duration Bond Fund”) and First Investors Life Series Total Return Fund (“Total Return Fund” and collectively, the “Funds”), each a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on February 26, 2018.  Your comments and the Registrant’s responses are set forth below.
General Comments

1.	The SEC staff (the “Staff”) reminds the Registrant that the Registrant and its management are responsible for the adequacy and accuracy of the disclosures in the Registration Statement.

The Registrant acknowledges the Staff’s position.

2.
The Staff’s comments with respect to a Fund should be applied to all related disclosures in the Registration Statement.  If the Registrant is not accepting a comment for all applicable disclosure, please note that for the Staff.

The Registrant confirms that the Staff’s comments will be applied where the Registrant deems applicable and appropriate.  The Registrant will note for the Staff the instances where the Registrant is not accepting a comment with respect to certain disclosure.

3.	Please update the name of the Limited Duration Bond Fund’s share class registered on the SEC’s EDGAR system to match the Fund’s new name prior to the effective date of the Registration Statement.

Securities and Exchange Commission
April 27, 2018

The Registrant has made the requested update.

Prospectus Comments- All Funds

4.	The cover page of the Prospectus includes placeholders for the Funds’ ticker symbols. If the Funds do not have ticker symbols, you may omit the placeholders for them.

The Funds do not have ticker symbols.  The Registrant believes that it is appropriate to indicate this with the tick marks included on the cover page in place of any ticker symbols.

5.
Prior to filing a post-effective amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, provide to the Staff a copy of the completed Fees and Expenses, Example and Performance sections of “The Funds Summary.”

The Registrant provided the requested information to the Staff on April 19, 2018.

6.
If any Fund incurred acquired fund fees and expenses (“AFFEs”) in excess of 0.01% during the last fiscal year, add a separate line item to the Annual Fund Operating Expenses table in “The Funds Summary” to show the amount of such AFFEs pursuant to Form N-1A, Item 3, Instruction 3(f)(i).

No Fund incurred AFFEs in excess of 0.01% during the last fiscal year.  Accordingly, no separate line item has been added to the Annual Fund Operating Expenses table for any Fund.

7.
In “The Funds Summary,” the “Principal Investment Strategies” section for each Fund states that the Fund may invest in mortgage-backed securities.  Please add corresponding risk disclosure to the “Principal Risks” section with respect to mortgage-backed securities.

The Registrant notes that the risks associated with the Fund’s investment in mortgage-backed securities already are included under “Credit Risk,” “Interest Rate Risk,” “Market Risk,” and “Prepayment and Extension Risk” in the “Principal Risks” section and does not believe that any additional disclosure is necessary.

8.	In “The Funds Summary,” under “Derivatives Risk” in the “Principal Risks” section:

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April 27, 2018

(a)	Please reference the term “leverage” in describing the principal risks of investing in derivatives for each Fund.

The Funds invest in derivatives primarily to hedge certain exposures rather than to create leveraged returns.  Accordingly, leverage is not a principal risk of the Funds and the Registrant has not added the requested disclosure.

(b)
Remove the last sentence and add, under the existing “Liquidity Risk” heading for the Investment Grade Fund and a new, separate risk factor for the Balanced Income Fund, Investment Grade Fund and Total Return Fund, a description of the liquidity risks posed by investments in derivatives and mortgage-backed and, if applicable, other asset-backed securities.

Item 4 of Form N-1A requires only that the Registrant disclose the principal risks of investing in each Fund and does not require that the Registrant use particular headings or formulations to describe the principal risks posed by the Fund’s investments.  The Registrant believes that the current disclosure complies with the applicable Form N-1A requirements and, therefore, has not revised that disclosure.

9.	In the “The Funds Summary,” in the Average Annual Returns table in the “Performance” section, add a parenthetical to the line showing each Fund’s returns to indicate that the performance does not reflect any deduction for taxes.

The disclosure requested by the Staff is not required by Form N-1A.  Accordingly, the Registrant has not made the requested change.

10.
In “The Funds Summary,” in the Average Annual Returns table in the “Performance” section, remove the footnote and move the disclosure regarding each applicable Fund’s inception date to a parenthetical in the appropriate line item.

The Registrant has made the requested change.

Prospectus Comments- Balanced Income Fund and Total Return Fund

11.
In “The Funds Summary,” the “Principal Investment Strategies” section for each Fund states that the Fund’s allocations to fixed-income and equity securities within the ranges specified in the Prospectus may change due to, among other things, market fluctuations or reallocation decisions by the Fund.  Disclose the criteria each Fund considers in determining its allocations to fixed-income and equity securities, when reallocations are required and the frequency with which such reallocations may occur.

Securities and Exchange Commission
April 27, 2018

The Registrant has made the requested change.

12.
In “The Funds Summary,” for the Balanced Income Fund and Total Return Fund, the Registrant provides under “Allocation Risk” an example of how the Balanced Income Fund may be adversely affected by holding an overweight position in fixed-income securities and how the Total Return Fund may be adversely affected by holding an overweight position in equity securities.  Also disclose how the Balanced Fund may adversely be affected by holding an overweight position in equity securities and how the Total Return Fund may be adversely affected by holding an overweight position in fixed-income securities.

The disclosure referenced by the Staff is intended to serve as an example only and is not required.  Accordingly, the Registrant has not included the requested disclosure.

13.
In “The Funds Summary” and “The Funds in Greater Detail” for each Fund, describe either in the “Principal Investment Strategies” section or the “Principal Risks” section under “Mid-Size and Small-Size Company Risk” the capitalization ranges considered by the Fund in determining whether an issuer is a small or mid-size company.

The disclosure requested by the Staff is not required by Form N-1A or accepted industry practice absent a fund policy to invest at least 80% of its assets in small-size or mid-size companies.  Accordingly, the Registrant has not made the requested change.

14.
In “The Funds Summary,” in the first paragraph of the “Performance” section for each Fund, provide a description of the Fund’s secondary benchmark pursuant to Instruction 2(b) of Form N-1A, Item 4(b)(2).

The Registrant has included in the average annual total returns table for each Fund two broad market indices.  One is a measure of the market performance for the equity portion of each Fund’s portfolio.  The other is a measure of the market performance for the fixed income portion of each Fund’s portfolio.  Accordingly, the Registrant has revised the first paragraph in the “Performance” section in “The Funds Summary” to explain that the annual returns table show how the Fund’s average annual returns compare to those of an index that is a broad measure of market performance for equity securities and an index that is a broad measure of market performance for fixed income securities.

Prospectus Comments - Investment Grade Fund and Limited Duration Bond Fund

15.
In “The Funds Summary,” the first sentence of the “Principal Investment Strategies” section for each Fund states that, under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in investment grade debt securities.  If a Fund counts investments in derivatives for

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April 27, 2018

the purposes of determining whether it satisfies its 80% policy, explain, supplementally, how the Fund values such investments.

The Registrant does not count a Fund’s investments in derivatives when determining the Fund’s compliance with its 80% policy.

16.
In “The Funds Summary,” the last paragraph of the “Principal Investment Strategies” section for each Fund states that “[a]dditionally, from time to time, in pursuing its investment strategies, the Fund may hold significant investments in a specific market sector.”

(a)	Disclose what constitutes a significant investment in a specific market sector.

The Registrant has disclosed that an investment of 25% or more of the Fund’s total assets would constitute a “significant” investment in a specific market sector.

(b)
To the extent a Fund intends to invest significantly in a particular market sector, disclose that sector in the “Principal Investment Strategies” section in “The Funds Summary” and the “The Funds in Greater Detail” for the Fund and describe the related risks.

Neither Fund intends to invest significantly in a particular market sector.  However, from time to time, in pursuing its investment strategies, a Fund may hold significant investments in issuers engaged in the same market sector.  If a Fund invests significantly in a particular market sector, the Registrant will include the appropriate disclosure in the Fund’s prospectus in connection with the next annual update.

(c)
The Registrant’s annual report indicates that, as of December 31, 2017, the Investment Grade Fund held a significant level of investments in the financials sector.  Disclose the specific risks of investing in the financials sector in the “Principal Risks” sub-section.

The Registrant has made the requested change.

(d)
The Registrant’s annual report indicates that, as of December 31, 2017, of the Limited Duration Bond Fund’s total investments, 8.6% were in the financial services sector, 29.2% were in the financials sector, 8.5% were in the real estate sector and 11.7% were in residential mortgage-backed securities.  Disclose in the “Principal Investment Strategies” section of “The Funds Summary,” the Fund’s focus on financial and real estate issuers and add corresponding risk disclosure to the “Principal Risks” section.

Securities and Exchange Commission
April 27, 2018

The Registrant has added risk disclosure regarding the Fund’s investments financials sector in the “Principal Risks” section of the “The Funds Summary.”  The financials sector and financial services sectors are different from one another and, given the Fund’s level of investments in the financial services sector, the Registrant does not believe it necessary to add additional risk disclosure regarding the financial services sector.  Similarly, the real estate sector and residential mortgage-backed securities are different from one another and carry different credit and risk profiles.  Given the Fund’s level investments in these types of issuers, the Registrant also does not believe it necessary to add additional risk disclosure for these sectors.

17.
In “The Funds in Greater Detail,” the first sentence under “Sector Risk” in the “Principal Risks” section for each Fund states that “[i]ssuers that are engaged in similar businesses may be similarly affected by particular economic or market events, which may, in certain circumstances, cause the value of the securities of issuers in a particular sector market to change.” (emphasis added)  Replace the reference to “change” with “decline.”

The Registrant has made the requested change.

Prospectus Comments - Balanced Income Fund

18.
In “The Funds Summary,” the second sentence of the “Principal Investment Strategies” section states that, under normal market conditions, the Fund will invest “approximately 20-40% of its net assets in stocks and investments that provide exposure to such assets . . .”  Revise the disclosure to state that the Fund will invest at least 25% of its net assets in stocks and investments that provide exposure to such assets pursuant to footnote 42 of Investment Company Act Release No. 24828 (Rule 35d-1 Adopting Release).

The Registrant has revised the disclosure to state that, under normal market conditions, the Fund will invest “approximately 30-50% of its net assets in stocks and investments that provide exposure to such assets…”

19.
In “The Funds Summary,” the Registrant discloses under “Credit Risk” in the “Principal Risks” section that the “prices of debt securities are affected by the credit quality of the issuer and, in the case of mortgage- and other asset-backed securities, the credit quality of the underlying loans”  If the Fund invests in asset-backed securities, other than mortgage-backed securities, as a principal investment strategy, add corresponding disclosure to the “Principal Investment Strategies” section.  If the Fund will not invest in asset-backed securities as a principal investment strategy, please remove the above-referenced disclosure.

Securities and Exchange Commission
April 27, 2018

The Registrant has removed the referenced disclosure.

20.
In “The Funds Summary,” under “Dividend Risk” in the “Principal Risks” section, disclose that fluctuations in the dividend income received by the Fund may adversely affect the Fund’s ability to pay dividends and the value of the Fund’s shares.

 The Registrant has made the requested change.

21.
In “The Funds in Greater Detail,” under “Dividend Risk” in the “Principal Risks” section, consider disclosing that an issuer’s inability to pay dividends may adversely impact the ability of the Fund to achieve its income objective.

The Registrant has made the requested change.

Prospectus Comments - Investment Grade Fund

22.
In “The Funds Summary,” disclose in the “Principal Investment Strategies” section the average weighted duration and maturity of the fixed-income securities in which the Fund seeks to invest.  Alternatively, describe how duration and maturity affect the Adviser’s selection of portfolio securities.

The Registrant has made the requested change.

23.
In “The Funds Summary,” the second sentence of the second paragraph of the “Principal Investment Strategies” section states that “[t]he Fund may also invest in other investment grade securities including securities issued or guaranteed by the U.S. Government or U.S. Government-sponsored enterprises (some of which are not backed by the full faith and credit of the U.S. Government), and mortgage-backed and other asset-backed securities.”  Disclose whether the mortgage-backed and other asset-backed securities in which the Fund may invest also will be investment grade.

The Registrant has made the requested change.

Prospectus - Other Comments

24.
In “The Funds Summary,” in the “Other Important Information” sub-section, the third sentence under “Tax Information” states that “there may be tax consequences associated with investing in the variable annuity contracts and life insurance policies.”  Disclose that investors are likely to pay taxes when they receive payments from their variable annuity contracts and life insurance policies and that investors

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should consult the applicable annuity contract or policy prospectus for further information.

The Registrant believes the language cited by the Staff adequately discloses that there may be tax consequences associated with investing in variable annuity contracts and life insurance policies.  In addition, the fourth sentence under “Tax Information” states that “[f]or information concerning federal income tax consequences for accountholders of such contracts or policies, accountholders should consult with the issuing insurance company and refer to the applicable contract or policy prospectus.”

25.
In “The Funds In Greater Detail,” state, if applicable, that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available on the Funds’ website pursuant to Form N-1A, Item 9(d).

The Funds’ policies and procedures with respect to the disclosure of portfolio holdings are not included on the Funds’ website.  Accordingly, the Registrant has not added the requested disclosure.

26.
In the “Fund Management In Greater Detail,” the third paragraph under “The Adviser” states that the Adviser has voluntarily waived fees and/or reimbursed expenses for certain of the Funds.  Confirm whether such voluntary fee waivers and/or expense reimbursements are subject to recoupment by the Adviser and, if so, disclose as such.

The voluntary fee waivers and/or expense reimbursements are not subject to recoupment by the Adviser.

27.	In the “Fund Management In Greater Detail” section of the Prospectus, provide Mr. Comeaux’s business experience during the past 5 years pursuant to Form N-1A, Item 10(a)(2).

The Registrant has made the requested change.

28.
In the “Shareholder Information” section, the last sentence of the first paragraph under “How and when do the Funds price their shares?” provides information regarding how the First Investors Life Series Government Cash Management Fund values its shares.  Given that the Prospectus does not offer shares of the First Investors Life Series Government Cash Management Fund, remove the referenced disclosure.

The post-effective amendment that will be filed to the Registrant’s Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 will offer shares of

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each series of the Registrant, including the First Investors Life Series Government Cash Management Fund.  Accordingly, the Registrant has retained the referenced disclosure.
29.	In the “Shareholder Information” section, if applicable, include a statement to the effect that the Funds reserve the right to make in-kind redemptions pursuant to Form N-1A, Item 11(c)(8).

The Registrant does not anticipate that a Fund may make in-kind redemptions.  Accordingly, the Registrant has not included the related disclosure.

30.
In the “Shareholder Information” section, the tenth paragraph under “What are the Funds’ policies on frequent trading in the shares of the Funds?” states that “the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that high yield bonds and floating rate loans generally trade infrequently and therefore their prices are slow to react to information.”  As none of the Funds disclose that they may invest in floating rate loans as a principal investment strategy, remove the references to floating rate loans.

The post-effective amendment that will be filed to the Registrant’s Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 will offer shares of each series of the Registrant, certain of which may invest in floating rate loans as a principal investment strategy.  Accordingly, the Registrant has retained the references to floating rate loans.

31.
In the “Shareholder Information” section of the Prospectus, the third paragraph under “Additional Information” states that “[r]esidents of Texas who own shares of a Fund have the option of providing the name and mailing or e-mail address of a person designated by them to receive any notice required under Texas law regarding Fund shares valued at more than $250 that are presumed to be abandoned.”  Consider whether this disclosure is relevant for the Funds given that their only shareholders will be the separate accounts of participating insurance companies.

The Registrant has considered the Staff’s comment and determined to retain the disclosure.

32.	In the “Financial Highlights” section, ensure that all of the footnotes included in the charts provided have corresponding footnote references.

The Registrant has confirmed that all of the footnotes included in the charts have corresponding footnote references, some of which may be included in the page following the text of the footnotes.

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33.
In the “Financial Highlights” section, certain information is provided before fees waived and expenses assumed.  To the extent there exists a difference in the accounting treatment of fees waived and expenses assumed, explain such difference.

There is no difference in the accounting treatment for fees waived and expenses assumed.

34.	In the back cover page of the Prospectus, state whether and from where information is incorporated by reference into the Prospectus pursuant to Form N-1A, Item 1(b)(2).

The Registrant has made the requested change.

Statement of Additional Information

35.	In the “History and Classification of the Funds” section, state whether each Fund is diversified (at that term is defined in the 1940 Act) pursuant to Form N-1A, Item 16(a).

The Registrant has made the requested disclosure.

36.
In the “Investment Advisory Services and Fees” section, the last paragraph appears to describe the subadvisory fees to be paid by the Adviser to Muzinich with respect to funds that are not offered in this Registration Statement rather than the Funds.  Please revise the disclosure to describe the compensation that the Adviser will pay to Muzinich with respect to the Funds.

The disclosure adequately describes the compensation to be paid to Muzinich by the Adviser.  The disclosure references other funds not offered in this Registration Statement because their assets are aggregated with those of the Funds to meet the breakpoints included in the subadvisory fee schedule.  The Registrant has added disclosure indicating that the other funds are offered in a different prospectus and SAI.

37.
In the last paragraph of the “Beneficial Ownership Information” section, consider disclosing, if accurate, that FLIAC will echo vote the Fund shares it holds in the same proportion as the contractholders on whose behalf such investments are made.

The Registrant has made the requested change.

38.
The “Financial Statements” section “incorporate[s] by reference the financial statements and reports of an independent registered public accounting firm contained in the annual reports to shareholders for the fiscal year ended December 31, 2017.”  Supplementally confirm that the financial statements and reports incorporated by reference have been filed on the SEC’s EDGAR system.

Securities and Exchange Commission
April 27, 2018

The Registrant confirms that the financial statements and reports incorporated by reference have been filed on the SEC’s EDGAR system.

39.
“Appendix A: Investment Strategies Used by the First Investors Life Series Funds” indicates that the Balanced Income Fund may hold illiquid or restricted securities.  If investments in illiquid or restricted securities are a principal investment strategy of the Fund, add corresponding disclosure to the “Principal Investment Strategies” and “Principal Risks” sub-sections of the Prospectus. If they are not a principal investment strategy of the Fund, revise the first paragraph of the appendix to state that the appendix describes both the principal and non-principal investment strategies of the Fund.

The Registrant has revised the first paragraph of the appendix to state that it describes the principal and other investment strategies of each Fund.

40.
In “Appendix B: Investment Policies of the First Investors Life Series Funds”, the third paragraph states that: “[e]xcept with respect to borrowing, or as otherwise expressly provided, changes in the value of a Fund’s assets will not cause a violation of the Fund’s investment policies.” Explain, supplementally, the legal basis for this statement and whether it is consistent with the Staff’s position that a fund becomes concentrated in a particular industry when 25% or more of its assets are represented by issuers engaged in that industry.

The Registrant believes that the guidance issued by the SEC and the Staff support the Registrant’s position that compliance with a fund’s concentration policy is to be measured at the time of investment.  In this regard, relevant no-action letters issued by the Staff state that “[a] fund is concentrated if it invests more than 25% of the value of its assets in any one industry.”1 (emphasis added)  Further, in a 1998 release, the SEC stated that “[t]he Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry.”2 (emphasis added)  In doing so, the SEC cited to Guide 19 of Form N-1A, which provides that “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. . . If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry. However, when securities of a given industry come to constitute more than 25 percent of the value of the registrant’s assets by reason

1            Morgan Stanley Mortgage Securities Trust, SEC Staff Letter (March 5, 1984)
2            Investment Company Act Release No. 23064 (July 8, 2013).

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of changes in value of either the concentrated securities or the other securities, the excess need not be sold.”3 (emphasis added)

In each case, the guidance issued by the SEC and the Staff confirms that a fund can only violate its concentration policy by making an investment, rather than as a result of changes in the value of the fund’s assets due to market factors, redemptions or other circumstances.

41.	“Appendix B: Investment Policies of the First Investors Life Series Funds” includes references to funds that are not offered in the Registration Statement. Remove the references to those funds.

The post-effective amendment that will be filed to the Registrant’s Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 will offer shares of each series of the Registrant.  Accordingly, the Registrant has retained the references.

42.	In “Appendix B: Investment Policies of the First Investors Life Series Funds”, update the reference to the “Limited Duration High Quality Bond Fund” to reflect the Fund’s new name.

The Registrant has made the requested change.

43.	In the chart included in the “Portfolio Holdings Information Policies and Procedures” section, replace the reference to “Investment Sub-Adviser” under the “Service Provider” column with “Muzinich.”

The post-effective amendment that will be filed to the Registrant’s Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 will offer shares of each series of the Registrant, certain of which have different sub-advisers.  Accordingly, the Registrant has retained the reference to “Investment Sub-Adviser.”

44.
In the “Management of the Funds” section of the SAI, the eighth paragraph under “Advisory and Subadvisory Services” states that “Muzinich serves as the investment subadviser to the Life Series Fund For Income…”  Revise the disclosure to state that Muzinich also serves as the investment subadviser to the Balanced Income Fund, Investment Grade Fund, Limited Duration Bond Fund and Total Return Fund.

The Registrant has made the requested change.

3            Investment Company Act Release No. 13436 (August 12, 1983).

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Part C

45.
Item 28(d)(iv) of Part C appears to refer to a subadvisory agreement for funds that are not offered in this Registration Statement rather than for the Funds.  Revise the description to refer to the subadvisory agreement that is applicable to the Funds and file the agreement on the SEC’s EDGAR system.

Item 28(d)(iv) of Part C refers to the “Subadvisory Agreement among FIMCO, Registrant, First Investors Equity Funds, First Investors Income Funds and Muzinich & Co., Inc.,” (emphasis added) which is applicable to the Funds and is incorporated by reference to a prior filing by the First Investors Income Funds.

*            *            *            *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Mary Carty
Mary Najem
Foresters Investment Management Company, Inc.

Robert Zutz
Timothy Bekkers
K&L Gates LLP